UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2025

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

On September 10, 2025, Scinai Immunotherapeutics Ltd. (the “Company”) entered into a Standby Equity Purchase Agreement (the “Purchase Agreement”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”).

Pursuant to the Purchase Agreement, the Company has the right, but not the obligation, to sell to Yorkville from time to time during the 36 months following the execution of the Purchase Agreement (each such occurrence, an “Advance”) up to $15.0 million (the “Commitment Amount”) of the Company’s American Depositary Shares (the “ADSs”), each representing 4,000 ordinary shares, no par value, of the Company (“Ordinary Shares”), subject to the restrictions and satisfaction of the conditions in the Purchase Agreement. Pursuant to the terms of the Purchase Agreement, any ADSs sold and issued by the Company to Yorkville will be sold at a purchase price equal to 97% of the lowest of the three daily VWAPs (as defined under the Purchase Agreement) of the ADSs during the three consecutive trading days commencing on the trading day of the Company’s delivery of an Advance Notice (as defined in the Purchase Agreement) to Yorkville (the “Advance ADSs”). The Company may also specify a certain minimum acceptable price per ADS in each Advance.  As consideration for Yorkville’s irrevocable commitment to purchase the Company’s ADSs up to the Commitment Amount, the Company agreed to pay a commitment fee of $108,000 (the “Commitment Fee”) as follows: 50% on or about the date of execution of the Purchase Agreement by the issuance by the Company to Yorkville of 35,461 ADSs and (ii) 50% in cash on the earlier of (i) the date of the first issuance of Advance ADSs under the Purchase Agreement (in which event the amount due may be paid from the cash proceeds of the first Advance) and (ii) 90 calendar days following the date on which the Registration Statement (as defined below) is declared effective by the SEC.

Pursuant to the Purchase Agreement, Yorkville is not obligated to purchase or acquire any ADSs under the Purchase Agreement which, when aggregated with all other ADSs and Ordinary Shares beneficially owned by Yorkville and its affiliates, would result in the beneficial ownership of Yorkville and its affiliates (on an aggregated basis) to exceed 9.99% of the then-outstanding voting power or number of the Company’s Ordinary Shares.

Yorkville’s obligation to purchase the ADSs pursuant to the Purchase Agreement is subject to various conditions, including that a registration statement be filed with the SEC registering the Commitment ADSs issued and to be issued and the Advance ADSs to be issued and sold pursuant to an Advance (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) and that the Registration Statement is declared effective by the SEC.

Upon the effectiveness of the Registration Statement, the existing Standby Equity Purchase Agreement, dated as of March 3, 2025, between the Company and Yorkville shall automatically terminate and be of no further force or effect.

This Report of Foreign Private Issuer on Form 6-K (this “Report”) shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs or Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The ADSs are being offered and sold pursuant to an exemption from the registration requirements of the Securities Act, under Section 4(a)(2) of the Securities Act. Yorkville has represented that it is an accredited investor, as that term is defined in Regulation D, and has acquired and will acquire the ADSs for its own account for investment and not with a view toward the resale or distribution thereof.

The foregoing summary of the material terms of the Purchase Agreement is not complete and is qualified in their entirety by reference to the full text thereof, a copy of which is filed herewith as Exhibit 99.1 and incorporated by reference herein.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-271293 and File No. 333-239344) and Form F-3 (File No. 333-274078 and File No. 333-276767), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Warning Concerning Forward-Looking Statements

This Report contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based upon the Company’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For this reason, among others, you should not place undue reliance upon the Company’s forward-looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Standby Equity Purchase Agreement, dated as of September 10, 2025, between the Registrant and YA II PN, LTD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scinai Immunotherapeutics Ltd.

Date: September 11, 2025	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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